Exhibit 99.3

NICE Is A 2024 Gartner® Peer Insights™ CCaaS Customers’ Choice —Only Vendor
to Receive This Recognition for the 2nd Time

91 percent of customers recommend NICE as a preferred vendor

Hoboken, N.J., November 18, 2024 – NICE (Nasdaq: NICE) today announced that it was the only vendor named a Customers’ Choice in the 2024 Gartner Peer Insights Voice of the Customer for Contact Center as a Service (CCaaS). This is the second time NICE has been recognized as a Customers’ Choice. This distinction is based on feedback and ratings from verified end users. As of November 2023, based on 87 reviews, NICE received an overall rating of 4.6 out of 5, with 91 percent of customers saying they would recommend NICE. For a complimentary copy of the report, click here.

According to Gartner, “Vendors placed in the upper-right quadrant of the “Voice of the Customer” quadrants are recognized with the Gartner Peer Insights Customers’ Choice distinction, denoted with a Customers’ Choice badge. The recognized vendors meet or exceed both the market average Overall Experience and the market average User Interest and Adoption.”1

NICE received a 4.8 out of 5 rating for CXone Product Capabilities and 4.7 out of 5 for both Sales Experience and Deployment Experience from customers. NICE CXone Mpower is the ultimate hyper AI platform for customer service automation. CXone Mpower revolutionizes AI for customer service, enabling enterprises to design, build and operate automation for workflows, agents and knowledge at scale and precision.

In the 2024 Gartner Peer Insights Voice of the Customer for Contact Center as a Service, comments from actual NICE customers include:

•	“Expert platform allowed us to scale and provide great customer experiences”
•	“Best CX product in the market at this moment in time”
•	“Cutting edge, adaptive & customer centric!”

Barry Cooper, President, CX Division, NICE, said, “It is our greatest honor to enable our customers to deliver exceptional employee and customer experiences. We innovate at the highest level to bring the latest, cutting-edge CX AI solutions to businesses of all sizes across all industries. We extend the utmost gratitude to our industry-leading customers for this recognition as the only vendor named CCaaS Customers’ Choice on Gartner Peer Insights for 2024.”

1Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.